SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                         AMENDMENT NO. 1 TO
                             FORM 10-SB

               Under the Securities Exchange Act of 1934


                      GOLDEN QUEEN MINING CO. LTD.
            (Exact name of registrant as specified in its charter)


Province of British Columbia                                Not Applicable
(State or other jurisdiction                                (IRS Employer
 of incorporation)                                       Identification No.)


                   Green Flag Building, Suite 211-A
                           104 South Freya
                      Spokane, Washington 99202
                (Address of principal executive offices)

    Registrant's telephone number, including area code: (509) 535-4022

    Securities registered pursuant to Section 12(b) of the Act:  None

   Securities registered pursuant to Section 12(g) of the Act:  Common Stock, without par value





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                               PART III

Items 1 and 2. Exhibits.

The following exhibits are filed as part of this registration statement.

Exhibit No.
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3.1                 Certificates and Articles of Incorporation of the
                    Registrant under the Company Act of British Columbia, as amended. Filed herewith.

10.1 Warrant Indenture dated May 23, 1996 between the Registrant and Montreal Trust Company of Canada, as trustee. Filed herewith.

10.2 Employment agreement dated April 2, 1996 among the Company, Castle Group, Inc. and Steven W.
                    Banning.  Filed herewith.

10.3 Employment agreement dated May 8, 1996 between the Company and Richard W. Graeme. Filed herewith.

10.4 Employment agreement dated May 24, 1996 between the Company and Bernard F. Goodson. Filed herewith.

10.5 Lease dated October 20, 1994 between the Subsidiary and William J. Warner with respect to certain property within the project area. Filed herewith.

10.6 Lease dated September 19, 1994 between the Subsidiary and Western Centennials, Inc. with respect to certain property within the project area. Filed herewith.

10.7 Purchase agreement dated March 8, 1995 between the Subsidiary and William and Dorothy Meier with respect to the acquisition by the Subsidiary of certain property within the project area. Filed herewith.

10.8 Stock option purchase agreement dated April 1, 1995 between the Subsidiary and Grace W. Meehl, Madge W. Wolff, Stephen G. Wegmann, Michael L. Wegmann, John G. Hodgson, Virginia L. Sigl, Patrick L. Wolff and George P. Wolff with respect to the acquisition by the Subsidiary of an option to purchase all of the outstanding shares of KWC. Filed herewith.

10.9 Purchase agreement dated September 22, 1995 between the Subsidiary and the Paveen Gupta Medical Corporate Defined Benefit Pension Plan with respect to the acquisition by the Subsidiary of certain property within the project area. Filed herewith.

10.10 Purchase agreement dated March 29, 1996 between the Subsidiary and the Meehl Family Trust and others with respect to the acquisition by the Subsidiary of certain property within the project area. Filed herewith.

10.11 Mineral exploration agreement and option to lease or purchase dated January 25, 1996 between the Soledad-Mojave Mining Syndicate and the Subsidiary with respect to the potential acquisition by the Subsidiary of 129.5 hectares of fee land within the project area. Filed herewith.

10.12 Purchase agreement dated August 1, 1996 between the Subsidiary and Southwestern Refining Corporation with respect to the acquisition by the Subsidiary of certain property and mill tailings within the project area. Filed herewith.

21.0                Subsidiaries of the Registration.  Previously filed as
                    Exhibit 21.0 to Registrant's registration statement on Form 10-SB.

24.0 Power of attorney and consent on Form F-X. Previously filed as Exhibit 24.0 to Registrant's registration statement on Form 10-SB.

27.0                Financial Data Schedule.  Previously filed as
                    Exhibit 27.0 to Registrant's registration statement on Form 10-SB.

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                               SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on this behalf by the undersigned, thereunto duly authorized.

                              GOLDEN QUEEN MINING CO. LTD.

                         By:   /s/ Bernard F. Goodson
                              -----------------------------------------
                              its Vice President of
                                Administration and Controller

                              Dated: December 31, 1996